Management’s Discussion and Analysis

For the six months ended June 30, 2011

Dated: August 9, 2011

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Introduction

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

This Management’s Discussion and Analysis (“MD&A”) of Quaterra has been prepared by management in accordance with the requirements under National Instrument 51-102 as of August 9, 2011, and provides comparative analysis of Quaterra’s financial results for the six months ended June 30, 2011 and 2010.

The following information should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2011, together with the related notes thereto. The Company reports its financial position, results of operations and cash flows in Canadian dollars, unless otherwise indicated.

As of January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for its year ending December 31, 2011 and IFRS 1, First-time Adoption of IFRS. The condensed consolidated interim financial statements for the three and six months ended June 30, 2011, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), accordingly they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”). Readers of this MD&A should refer to “Changes in Accounting Policies Including Initial Adoption” below for a discussion of IFRS and its effect on the Company’s financial presentation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterraresources.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Overall Performance

Corporate Development

On February 4, 2011, the Company closed its second financing with Goldcorp Inc. (“Goldcorp”) pursuant to the Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consisted of 3,293,407 units at $1.82 per unit for gross proceeds of US$6.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at $2.27 per share for a period of two years.

The first private placement with Goldcorp was completed in February 2010 by issuing 3,001,418 units at $1.41 per unit for gross proceeds of US$4.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at $1.76 per share for a period of two years.

The funds were used in the Company’s generative exploration program in central Mexico.

Corporate Development - Property

On May 12, 2011, the Company announced its acquisition of the Butte Valley porphyry copper prospect, located in White Pine County, Nevada. The property consists of approximately 45 square miles of mineral rights obtained by optioning and staking a total of 1,483 unpatented U.S. lode claims. To earn a 100% interest, the Company is required to make staged option payments of US$1 million over ten years and pay a 2.5% net smelter returns royalty (“NSR”), 1% of which may be purchased for US$ 1million.

On April 27, 2011, the Company completed the purchase of the Yerington property from Arimetco, Inc. Assets purchased include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine containing an historic resource estimate in excess of four billion pounds of copper, and 8,600 acre feet per year of water rights. This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a dominant land position in the center of a prolific and expanding copper camp.

The Company has paid the remaining cash acquisition cost and has released 250,000 common shares of the Company stock previously issued and under escrow.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is a secondary acid soluble copper deposit with the potential of sustaining a large run-of-mine heap leach operation using a solvent extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by September 2010, completed a total of 122,100 feet of drilling in 249 holes on the property. The drilling program delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major copper porphyry system.

Tetra Tech, Inc. (“Tetra Tech”) of Golden, Colorado completed an updated NI43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project in January 2011. The Tetra Tech report concludes that the MacArthur project contains a measured and indicated oxide/chalcocite resource of 143.72 million tons averaging 0.192% total copper (TCu) that contains 551.6 million pounds of copper using a cut-off 0.12% TCu; an inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu that contains 846.8 million pounds of copper at a cut-off of 0.12% TCu; and an inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu that contains 379.5 million pounds of copper at a cut-off of 0.15% TCu.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

During the second quarter of 2011, three drill rigs have completed a total of 23,762 feet of drilling in 47 holes at MacArthur. The program concentrated on upgrading the status of the property’s mineral resources and the completion of sampling for test work to establish the estimated metallurgical recoveries of the mineralization while continuing to explore for primary mineralization related to a copper porphyry system.

The RC drilling program included both step-out holes targeting extensions around the western margins of the deposit and angle infill drilling to test northeast and northwest trending mineralized structures that form an important component of the acid-soluble copper deposit. The infill program identified a zone of exceptionally high grades of continuous chalcocite and copper oxide mineralization north of the MacArthur pit. Hole QM-187, drilled 2,000 feet north of the pit, intersected 90 feet of predominantly chalcocite mineralization averaging 1.66% total copper (TCu) starting at a depth of 310 feet. This intercept includes 40 feet assaying 3.49% TCu, which is the highest-grade intercept drilled to date on the property.

Earlier holes at MacArthur have intersected high-grade mineralization in the area now referred to as the “Ridge Zone”, but its extent and continuity had been uncertain because several marginally mineralized holes in the initial 500-foot spaced drilling program encountered a system of barren hornblende dikes that cross-cut the mineralization. The Ridge Zone has now been delineated over an area of approximately 2,000 feet by 1,500 feet and remains open to the north and to the south near the northern pit outline where hole QM-193 intercepted 150 feet averaging 0.62% TCu at a depth of 60 feet.

An additional 1,619 feet of drilling in 12 holes during the quarter completed the metallurgical sampling program. Selected 3.2 inch diameter core from 26 holes have been sent to METCON Research in Tucson, Arizona for column leach tests. Final results for the tests are expected in the fourth quarter of 2011.

The search for a deep porphyry system at MacArthur included 5,755 feet of drilling completed in three deep holes at the North Porphyry prospect. Since 2008, a total of five holes have tested the North Porphyry target, which has been closed off to the south, east and west, but remains open to the north. Mineralized zones within potassic halos in holes QM-166 to the west, QM-165, and in QM-163 to the east are consistent with those that could fringe a porphyry copper center. Two additional deep holes are pending completion prior to the end of third quarter of this year.

Quaterra has more than 300 drill-hole locations now permitted for drilling on the MacArthur project, including 200 recently approved and bonded locations for infill holes. Work plans for the second half of 2011 include additional infill drilling to define the extent and configuration of the high grade at the Ridge Zone; completion of the initial deep drilling program at the North Porphyry target; and an updated resource calculation for a preliminary economic evaluation which will incorporate the results of the column leach tests.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Acquisition costs incurred to June 30, 2011 were $2,268,158 and exploration expenditures were $14,024,058 for a total of $16,292,216. Acquisition costs incurred to December 31, 2010 were $1,731,500 and exploration expenditures were $10,820,796 for a total of $12,552,296.

Yerington – Nevada

On April 27, 2011, Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC. (“Singatse”) finalized the acquisition the Yerington mine through the purchase of all Arimetco assets in the Yerington Mining District. The assets include 4.2 square miles of patented claims and fee mineral properties, 8,600 acre feet per year of water rights, and a pending state application for the storage of 22,000 acre feet of water in the Yerington pit. A total of 290 unpatented mining claims on surrounding BLM land complete Singatse’s control of the project’s mineral rights.

When the Anaconda Copper Company closed the Yerington mine in 1978, the shut down was due to low copper prices, not because of declining copper grades of mineralization. The estimated remaining copper in and around the Yerington pit after the shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979) at a cut-off of 0.20% Cu includes:

  97.8 million tons with an average grade of .356% Cu containing approximately 696 million pounds of copper within the original pit design.
  22.8 million tons of material adjacent to the pit with an average grade of 0.30% Cu containing 136.8 million pounds copper.
  Historic and non 43-101 compliant resources in the Bear deposit, located in the northeast corner of the property, reportedly containing more than 500 million tons of material averaging 0.4% copper (Dilles and Proffett, 1995). The Bear deposit was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area.

Singatse is conducting a 2 year, 50,000 foot drilling program to validate Anaconda’s historic drilling data and to enable the completion of a NI43-101 compliant resource estimate and technical report on the Yerington project. Initially, 15 core holes totalling 6,000 feet and 10,000 feet in 16 RC holes will be drilled to expedite the completion of a resource estimate for mineralization below and around the Yerington pit.

The Company commenced drilling in the pit in late June 2011 and completed 1,009 feet in 3 core holes prior to the end of the quarter. The holes are twinning historic intercepts of copper mineralization in old Anaconda holes to validate the Company’s digitized Anaconda database that now includes collar locations, rock types, and geochemical assays of 760 historic drill holes. Validation of the historic database will also be supported by re-assaying the remaining half-splits of selected old Anaconda core from the initial drilling at the mine. Core intervals for the assays have been selected from 44 old holes that have mineralization below the pit bottom.

In addition to the twin and confirmation drill holes, approximately 10,000 feet of RC drilling in 16 holes will evaluate possible extensions of known mineralization along the west and southeast margins of the pit. These holes will be drilled to an average depth of 600 feet. Depending on the results of this program, the drilling may be extended to greater distances from the pit walls or to greater depths.

The two-year, exploration program to validate historic drilling data is planned to target both mineralization in and around the Yerington pit and the Bear porphyry copper deposit. The program will include geophysical surveys, preliminary metallurgical studies, and deep core holes to evaluate the historic copper mineralization and to investigate the surrounding areas for new deposits.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Acquisition costs incurred to June 30, 2011 were $2,430,207 and exploration expenditures were $1,148,768 for a total of $3,578,975. Acquisition costs incurred to December 31, 2010 were $2,100,233 and exploration expenditures were $839,354 for a total of $2,939,587.

Alaska Properties

Redtail Metals Corp. (formerly Copper Ridge Exploration Inc.) terminated its interest in the Duke Island property effective in February 2011. As a result, the property was impaired and all the carrying costs were written down to $nil.

Grande Portage Resources Ltd. has announced the completion of the first diamond core hole of its 2011 drill campaign at the Herbert Glacier gold project, near Juneau, Alaska. Grande Portage reported that the hole intersected the Deep Trench vein from 342 feet to 380 feet. Strong quartz-veined intervals were found from 352 to 355 feet, 365 to 368 feet and 372 to 377.5 feet. Initial inspection showed visible gold in several locations throughout the mineralized intercepts. Grande Portage said that expedited core sample analysis would be requested. (For more details please see the Grande Portage press release dated June 28, 2011.)

Grande Portage commenced drilling at Herbert Glacier on June 21, 2011. It plans to drill at least 3,330 meters from about 22 holes drilled from eight different platforms that will test up to four major veins. Grande Portage has the right to earn a 65% interest from Quaterra in the property by spending US$1.25 million on or before June 15, 2012. It has said it intends to earn its 65% during this summer’s drilling season.

Acquisition costs incurred to June 30, 2011 for Herbert Glacier property were $113,713 and exploration expenditures were $138,171 for a total of $251,884. Acquisition costs incurred to December 31, 2010 for Herbert Glacier were $113,713 and exploration expenditures were $137,370 for a total of $251,083.

Arizona Strip Uranium Project – Arizona

Quaterra’s Arizona Strip uranium project includes some of the most prospective uranium properties in the northern district. Now totaling approximately 38 square miles with more than 200 VTEM geophysical anomalies, the Company’s land position controls much of the future production potential of the northern district. Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Exploration on federal lands in the Arizona Strip is presently restricted by a 6 month temporary withdrawal that is in force until January of 2012 to give the Department of the Interior (DOI) time to complete a final environmental impact study. On this date, the Secretary of the DOI will decide if and what specific areas are to be withdrawn from mineral entry.

Quaterra’s activities have strong local and state support. In a March, 2011 meeting conducted by the Governing Boards of the Arizona-Utah Coalition, Arizona Strip BLM Manager Scott Florence testified specifically that his office found no evidence of any significant pollution in excess of EPA safe drinking water standards. He further testified that he would not have withdrawn the land and would not have requested that the land be withdrawn. He testified the decision to segregate and propose withdrawal was made by the Secretary alone, without any input from the office charged with managing the Arizona Strip.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

The Company remains optimistic that efforts to withdraw federal lands will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy and many jobs at a time when both are critical to the needs of the country.

Although the DOI action restricts exploration on federal lands, the regulations do not affect exploration activity or access to conduct exploration on Arizona State lands in the district. The Company’s land position now includes 6.9 square miles of Arizona State Mineral Exploration Permits within the heart of the district where 16 high and moderate priority geophysical anomalies have been identified by the Quaterra’s airborne VTEM survey. In contrast to the segregated area, exploration on state mineral properties is encouraged and permitting is relatively easy. To establish targeting priorities and strategies for future uranium exploration expenditures in Arizona as well as other locations, the Company’s exploration activity on the State land has been postponed pending the results of the proposed withdrawal of Federal lands in the district.

Acquisition costs incurred to June 30, 2011 were $4,528,304 and exploration expenditures were $7,657,086 for a total of $12,185,390. Acquisition costs incurred to December 31, 2010 were $4,458,996 and exploration expenditures were $7,611,207 for a total of $12,070,203.

Nieves Property – Mexico

An additional 5,000-7,000 meter drilling program began on June 10, 2011, with the objective of drilling the shallow, up-dip extensions of mineralization along the Concordia vein and drilling the eastern and western extensions of the California and Santa Rita veins, respectively. A contract to update the resource estimate has been signed with Caracle Creek. Additional geophysical surveys (IP) have also been completed on the eastern California vein and western Santa Rita vein.

On April 4, 2011, Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, announced that the remaining nine core holes (2,574 meters) completed in January-February 2011 extended mineralization along all three veins at its Nieves silver property in northern Zacatecas, Mexico, and identified a zone containing narrow intervals of extremely high-grade silver on one of them.

These holes were the continuation of a drilling program begun in 2010 to test numerous IP anomalies on several separate vein systems which appeared similar to anomalies associated with known mineralization. The current drill program at Nieves is now complete. All holes were drilled at an azimuth/inclination of 340 degrees/-60 degrees. True thicknesses are about 80% of intercept widths reported. Complete results are shown in the table below.

Highlights include:

  California vein: One additional hole (QTA 137), completed 100 meters east of all previous drilling, intersected 19.0 meters of 104.0 g/tonne silver (3.0 oz/ton) beginning at a depth of 77 meters. This intercept includes two 0.1 meter intercepts of extremely high grade silver (+170 oz/ton). The California vein has now been traced in drill holes for over 400 meters and is open to the east. Additional drilling and geophysics will be necessary to track its possible eastward continuation.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

  Gregorio North vein: Five additional holes were completed. Two holes (QTA 135, QTA 138) intersected the vein 100 and 200 meters respectively further to the east, where mineralization appears to weaken. Hole QTA 132, drilled 50 meters south of QTA 114, intersected 54.1 meters averaging 37.4 g/tonne silver (1.1 oz/ton) beginning at a depth of 138 meters. Holes QTA 133-134, drilled 50 meters south and north of QTA 118 on the western end of the vein, intersected only narrow intercepts of mineralization and appear to limit further significant extensions to the west.
  Concordia West vein: Three additional holes were completed. Holes QTA 136, drilled about 200 meters east of the La Quinta zone, intersected a 6.7 meter interval beginning at 84 meters averaging 93 g/t silver (2.7 oz/ton) and 0.23 g/t gold which will require follow up drilling. Holes QTA 131 and QTA 139, drilled west of the La Quinta zone, did not encounter significant mineralization.

Core samples were prepped and analyzed by ALS Chemex in Zacatecas, Mexico, and Vancouver, B.C., respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

April 2011 Nieves Drill Results: Holes QTA131 - QTA139

Hole	Area	From	To	Interval (m)	Au (g/tonne)	Ag (g/tonne)	Ag (oz/ton)	Pb (%)	Zn (%)

QTA131	Concordia West	279.95	280.10	0.15	0.10	181.0	5.3	3.71	1.49

QTA132	Gregorio North	138.00	192.10	54.10	0.13	37.4	1.1	0.05	0.04
		204.95	212.00	7.05	0.03	20.4	0.6	0.03	0.03

QTA133	Gregorio North	207.60	207.70	0.10	0.92	1380.0	40.3	1.69	10.50
		222.50	222.65	0.15	1.18	1810.0	52.9	1.41	3.64

QTA134	Gregorio North	47.70	51.00	3.30	0.05	42.7	1.2	0.01	0.04
		110.00	111.85	1.85	0.11	66.2	1.9	0.03	0.05
		133.00	139.60	6.60	0.04	30.9	0.9	0.02	0.04

QTA135	Gregorio North	159.00	196.65	37.65	0.12	18.1	0.5	0.01	0.03
includes		160.10	162.00	1.90	0.21	121.0	3.5	0.02	0.13
includes		172.90	173.20	0.30	1.03	62.3	1.8	0.08	0.27

QTA136	Concordia East	84.00	90.70	6.70	0.23	92.9	2.7	0.03	0.11
includes		89.45	89.80	0.35	1.15	1510.0	44.1	0.51	1.81

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

QTA137	California	77.00	96.00	19.00	0.03	104.0	3.0	0.03	0.05
includes		80.55	85.40	4.85	0.03	342.5	10.0	0.12	0.15
includes		83.70	83.80	0.10	0.03	6410.0	187.2	2.06	3.28
includes		85.30	85.40	0.10	0.06	5960.0	174.0	2.53	0.44

QTA138	Gregorio North	187.00	195.00	8.00	0.14	24.8	0.7	0.00	0.05
includes		192.60	193.00	0.40	1.79	290.0	0.5	0.03	0.78

QTA139	Concordia West	291.00	293.00	2.00	0.03	15.5	0.5	0.01	0.02

Other Mexico Properties – Goldcorp IFA

The IFA currently includes 12 properties covering over 950 square miles with exploration focused on discovering large Peñasquito-style gold-silver deposits. Work is in progress on the following properties:

  Sierra Sabino: Goldcorp has designated this property as an Advanced Project under the terms of the IFA. A core drilling program began in July 2011 to test at least four separate targets identified by mapping, geochemistry and IP A total of 16 holes have been completed in the main target area and final assays and data evaluation are in progress
  Santo Domingo: A seven-hole Phase 1 drilling program has been completed and evaluation of results is in progress.
  Reconnaissance: Five blocks covering 3,665 line kilometers were flown by HeliTem during December. Mapping and sampling is underway.

Other Properties – United States

The Company did an impairment test for its mineral properties in 2011. As a result, Duke Island, Peg Leg, Klondike, Willow Creek and Gray Hills properties totaling $4,183,224 were written down to $nil due to lack of exploration merits.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Mineral Property Expenditure

During the six months ended June 30, 2011, the Company incurred $6,911,337 net of cost recovery, before impairments, on mineral property expenditures. The total mineral properties expenditure was mainly allocated on MacArthur and properties in Mexico.

A summary of all mineral property expenses by property can be found in Note 7 of the condensed consolidated interim financial statements dated June 30, 2011.

The deferred mineral property costs as at June 30, 2011 were as follows:

All Mineral Properties	Balance	Additions		Change during	Balance
	December 31, 2010	Q1	Q2	the period	June 30, 2011
Summary by Expenditures
Total acquisition	$13,474,376	$1,312,710	$449,230	$1,761,940	$15,236,316
Total exploration	31,611,294	1,807,980	3,341,417	5,149,397	36,760,691
	45,085,670	3,120,690	3,790,647	6,911,337	51,997,007
Impairments	-	(2,748,934)	(1,434,290)	(4,183,224)	(4,183,224)
Total	$45,085,670	$371,756	$2,356,357	$2,728,113	$47,813,783

Summary by Property
Nieves, net of cost recovery	$4,253,027	$230,096	$131,916	$362,012	$4,615,039
Other properties, Mexico	7,406,407	544,233	620,197	1,164,430	8,570,837
MacArthur copper	12,552,296	1,560,883	2,179,037	3,739,920	16,292,216
Yerington copper	2,939,587	278,089	361,299	639,388	3,578,975
Alaskan properties	2,692,674	(2,440,790)	-	(2,440,790)	251,884
Uranium properties	12,070,203	39,244	75,943	115,187	12,185,390
Other properties, US	3,171,476	160,001	(1,012,035)	(852,034)	2,319,442
Total	$45,085,670	$371,756	$2,356,357	$2,728,113	$47,813,783

Review of Financial Results

For the six months ended June 30, 2011 (“2011”), the Company reported a net loss of $6,536,919 compared to an income of $1,821,792 in the same period previous year (“2010”). The changes are mainly due to the impairment charge made in 2011 and an unrealized gain on derivative liability in 2010.

A comparison of general administration expenses for 2011 and 2010 is provided in the table below. There are no significant activities that have taken place in the three months ended June 30, 2011 which have not been discussed below.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

	Three months ended June 30,		Increase	Six months ended June 30,		Increase
	2011	2010	(decrease)	2011	2010	(decrease)
General and administrative expenses
Administration and general office expense$	173,773	$165,127	$8,646	$351,773	$288,176	$63,597
Consulting	73,554	82,933	(9,379)	155,123	171,713	(16,590)
Directors' fees	37,626	33,125	4,501	63,716	57,250	6,466
Investor relations and communications	105,743	112,244	(6,501)	193,226	169,940	23,286
Personnel costs	224,305	196,877	27,428	503,099	384,820	118,279
Professional fees	118,297	122,233	(3,936)	231,164	239,850	(8,686)
Transfer agent and regulatory fees	(2,830)	87,442	(90,272)	117,789	143,395	(25,606)
Travel & promotion	38,387	33,730	4,657	71,951	72,006	(55)
	$768,855	$833,711	$(64,856)	$1,687,841	$1,527,150	$160,691

An analysis of the major changes is outlined below:

a)

Administration and general office general expenses increased by $63,597 from $288,176 in 2010 to $351,773 in 2011 reflecting the expanded office operations in the Vancouver head office and Yerington, Nevada.

b)	Investor relations and communications increased by $23,286 from $169,940 in 2010 to $193,226 in 2011 resulting from enhanced communications with investors and new website design.

c)	Personnel costs increased by $118,279 from $384,820 in 2010 to $503,099 in 2011 resulting from the expanded operations noted above.

d)	Transfer agent and regulatory fees decreased by $25,606 from $143,395 in 2010 to $117,789 in 2011 due to the timing difference in expensing the regulatory listing fees.

Other and Non-Cash Expenses (Income)

	Three months ended June 30,		Increase	Six months ended June 30,		Increase
	2011	2010	(decrease)	2011	2010	(decrease)
Other (income) expenses and non-cash items:
Depreciation	$25,097	$14,312	$10,785	$62,292	$28,622	$33,670
Exploration partner administration income	(38,362)	(30,614)	(7,748)	(85,986)	(56,048)	(29,938)
Foreign exchange loss (gain)	15,329	(187,015)	202,344	233,543	(7,474)	241,017
General exploration costs	42,382	251,264	(208,882)	145,250	310,677	(165,427)
Impairment	1,471,698	-	1,471,698	4,220,632	-	4,220,632
Write-off of equipment	38,525	-	38,525	38,525	-	38,525
Interest (income) expense	(2,262)	2,090	(4,352)	(4,593)	2,505	(7,098)
Share-based payments	198,503	201,598	(3,095)	239,415	409,960	(170,545)
Unrealized gain on derivative liability	-	(353,919)	353,919	-	(4,037,184)	4,037,184
	$1,750,910	$(102,284)	$1,853,194	$4,849,078	$(3,348,942)	$8,198,020

Total	$2,519,765	$731,427	$1,788,338	$6,536,919	$(1,821,792)	$8,358,711

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

a)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $233,543 in 2011 compared to a gain of $7,474 in 2010 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)

Share-based payments decreased by $170,545 from $409,960 in 2010 to $239,415 in 2011. The values of share-based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options.

d)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% on its central Mexico properties under the Goldcorp IFA agreement.

e)	Impairment: during the six months ended June 30, 2011, the Company wrote down the carrying value of the following properties totaling $4,183,224 and bond of $37,408:
	•	$2,441,592 related to Duke Island property
	•	$257,533 related to Peg Leg property
	•	$49,809 related to the Klondike property
	•	$1,109,446 related to Willow Creek property, and
	•	$324,844 related to Gray Hills property.

Quarterly Information Trends

The 2011 and 2010 information are presented using IFRS; all other quarters are presented under pre-changeover Canadian GAAP.

The Company’s results have been largely driven by the level of its exploration activities and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
General administrative expense	$(768,855)	$(918,986)	$(799,058)	$(675,229)
Exploration partner administration income	38,362	47,624	57,941	41,650
General exploration costs	(42,382)	(102,868)	(379,923)	(103,971)
Gain on sale of mineral property	-	-	50,000	-
Foreign exchange loss	(15,329)	(218,214)	(106,236)	(226,066)
Impairment	(1,471,698)	(2,748,934)	(622,121)	-
Write-off of equipment	(38,525)	-	-	-
Share-based payments	(198,503)	(40,912)	(214,380)	(1,626,918)
Net loss	(2,519,765)	(4,017,154)	(2,003,186)	(2,587,854)
Basic loss per share	$(0.02)	$(0.03)	$(0.02)	$(0.02)

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
General administrative expenses	$(833,711)	$(693,439)	$(427,667)	$(627,501)
Exploration partner administration income	30,614	25,434	23,033	3,604
Foreign exchange gain (loss)	187,015	(179,541)	(86,918)	505,089
General exploration costs	(251,264)	(59,413)	(95,890)	(165,668)
Impairment	-	-	(767,280)	-
Share-based payments	(201,598)	(208,362)	(2,437,134)	(192,378)
Unrealized gain on derivative liability	353,919	3,683,265	-	-
Net income (loss)	(731,427)	$2,553,219	$(4,432,811)	(1,419,629)
Basic income (loss) per share	$(0.01)	$0.02	$(0.04)	$(0.01)

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. The committed cost is $15,500 per month. The current expiry date is June 30, 2012. Please see condensed consolidated interim financial statements Note 11 for more detailed information.

The Company is party to an agreement dated March 27, 2006, subsequently amended in January 2010, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum on a five-year term basis.

Financial Condition, Liquidity and Capital Resources

The Company had cash and cash equivalents of $17.5 million at June 30, 2011 compared to cash and cash equivalents of $18.2 million at December 31, 2010.

The Company finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of equity and/or the sale or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

During the six months ended June 30, 2011, the Company received US$6 million from a Goldcorp private placement and $2.5 million from the exercise of stock options and warrants. The Company believes it has sufficient cash resources and liquidity to sustain its planned activities for the next twelve months.

For the six months ended June 30, 2011, the Company used cash in operating activities of $2,135,512 (2010 -$2,353,664) and $6,761,740 (2010 - $4,250,923) in mineral property exploration and acquisition. The Company received US$354,434 reimbursement of shared exploration costs from Blackberry for the Nieves property and US$1,044,800 exploration cost recovery from Goldcorp for its Sierra Sabino property in Mexico.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at August 9, 2011, 143,274,736 common shares were issued and outstanding, 19,003,959 warrants were outstanding at a weighted average exercise price of $1.30, 11,947,000 stock options were outstanding and 11,643,667 exercisable at a weighted average exercise price of $1.53 and 703,452 agent compensation options exercisable at $1.45 by October 27, 2012. Each compensation option entitles the agent to acquire one common share of the Company and one-half of the purchase warrant exercisable at $1.90 by October 27, 2012.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of June 30, 2011 and there have been no significant changes to internal control over financial reporting in the three months ended June 30, 2011.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the six months ended June 30, 2011, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies Including Initial Adoption

The condensed consolidated interim financial statements for the six months ended June 30, 2011 are the Company’s second financial statements prepared under IFRS, as stated in note 2 to those statements. The accounting policies described in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three and six months ended June 30, 2011, the comparative information presented in the condensed consolidated interim financial statements for the three and six months ended June 30, 2010, the opening IFRS statement of financial position at January 1, 2010 and the statement of financial position as at December 31, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and pre-changeover Canadian GAAP are described below.

In preparing the condensed consolidated interim financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

a)	Initial elections upon adoption

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted on before November 7, 2002 and those granted but fully vested before the date of transition. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 and those not fully vested at January 1, 2010.

b)	Adjustments on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability, and are required to be measured at fair value at each reporting period with gains and losses recognized in net income. The warrants issued on November 27, December 19, 2008 and January 15, 2009 related to the convertible debt financing have an exercise price denominated in United States dollars. As a result, these warrants are required to be measured and recognized at the fair value with changes subsequent to the initial recognition charged to the statement of comprehensive loss until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model.

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the three and six month period ended June 30, 2010, the Company recorded a warrant revaluation gain of $353,919 and $4,037,184, respectively, resulting from the fair value impact of this derivative liability.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon management’s ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on a number of factors including commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	June 30, 2011	June 30, 2010

Rate at end of period	0.9645	1.0646
Average rate	0.9769	1.0342
High	1.0015	1.0745
Low	0.9464	0.9988

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2011

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide